UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Rand Worldwide, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05349Y104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05349Y104

1	NAME OF REPORTING PERSON PETER H. KAMIN CHILDRENS TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 832,635
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 832,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 05349Y104

1	NAME OF REPORTING PERSON 3K LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 391,107
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 391,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05349Y104

1	NAME OF REPORTING PERSON PETER H. KAMIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,516,182
	8	SHARED VOTING POWER 1,223,742
	9	SOLE DISPOSITIVE POWER 4,516,182
	10	SHARED DISPOSITIVE POWER 1,223,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,739,924
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05349Y104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Rand Worldwide, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 161 Worcester Road, Suite 401, Framingham, Massachusetts 01701.

Item 2.	Identity and Background.

(a)           This statement is filed by Peter H. Kamin Childrens Trust, a Massachusetts trust (“Kamin Trust”), 3K Limited Partnership, a Delaware limited partnership (“3K”), and Peter H. Kamin.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Peter H. Kamin is the sole trustee of the Kamin Trust and the managing partner of 3K.  By virtue of these relationships, Mr. Kamin may be deemed to beneficially own the Shares owned directly by the Kamin Trust and 3K.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of the Reporting Persons is One Avery Street, 17B, Boston, MA 02111.

(c)           The Kamin Trust is a trust established for the benefit of family members of Peter H. Kamin.  The principal business of 3K is investing in securities.  The principal occupation of Peter H. Kamin is serving as the managing partner of 3K.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Peter H. Kamin is a citizen of the United States of America.  The Kamin Trust is organized under the laws of the State of Massachusetts.  3K is organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 832,635 Shares owned directly by the Kamin Trust is approximately $512,070, including brokerage commissions.  The aggregate purchase price of the 391,107 Shares owned directly by 3K is approximately $239,944, including brokerage commissions.  The aggregate purchase price of the 4,516,182 Shares owned directly by Peter H. Kamin is approximately $2,767,742, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  The Reporting Persons may also engage in short selling or any hedging or similar transactions with respect to the Shares to the extent permitted by applicable law.

CUSIP NO. 05349Y104

On March 23, 2012, Peter H. Kamin was appointed to the Board of Directors of the Issuer.  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein or in Mr. Kamin’s capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 52,282,055 Shares outstanding, which is the total number of Shares outstanding as of February 14, 2012 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2012.

As of the close of business on March 23, 2012, 832,635 Shares were owned directly by the Kamin Trust, constituting approximately 1.6% of the Shares outstanding.  As of the close of business on March 23, 2012, 3K owned directly 391,107 Shares, constituting less than 1% of the Shares outstanding.  As of the close of business on March 23, 2012, Peter H. Kamin owned directly 4,516,182 Shares, constituting approximately 8.6% of the Shares outstanding.  By virtue of his relationships with the Kamin Trust and 3K, Peter H. Kamin may be deemed to beneficially own the Shares owned directly by the Kamin Trust and the Shares owned directly by 3K, which, together with the Shares he owns directly, constitutes a total of 5,739,924 Shares, or approximately 11.0% of the Shares outstanding.

(b)   The Kamin Trust and Peter H. Kamin may be deemed to have shared power to vote and dispose of the Shares reported herein owned directly by the Kamin Trust.  3K and Peter H. Kamin may be deemed to have shared power to vote and dispose of the Shares reported herein owned directly by 3K.  Peter H. Kamin has sole power to vote and dispose of the Shares reported herein owned directly by him.

(c)           As described in further detail in Item 6, on March 22, 2012, the Reporting Persons acquired an aggregate of 1,359,808 Shares for a purchase price of approximately $0.56 per Share in a private transaction.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 22, 2012, the Reporting Persons entered into a purchase agreement with Capstone Ventures SBIC, L.P. (the “Seller”) pursuant to which the Seller sold 1,359,808 Shares to the Reporting Persons, allocated among the Reporting Persons as follows: Kamin Trust ─ 425,000 Shares; 3K ─ 125,000 Shares; and Peter H. Kamin ─ 809,808 Shares.  The aggregate purchase price for the acquired Shares was $761,492.48.  In addition, pursuant to the terms of the purchase agreement, Eugene J. Fischer, an executive officer of the Seller, resigned from the Board of Directors of the Issuer.  A copy of the purchase agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 05349Y104

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Purchase Agreement by and among Peter H. Kamin Childrens Trust, 3K Limited Partnership, Peter H. Kamin and Capstone Ventures SBIC, L.P., dated March 22, 2012.

99.2	Joint Filing Agreement by and among Peter H. Kamin Childrens Trust, 3K Limited Partnership and Peter H. Kamin, dated March 26, 2012.

CUSIP NO. 05349Y104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2012	PETER H. KAMIN CHILDRENS TRUST

	By:	/s/ Peter H. Kamin
Peter H. Kamin Sole Trustee

3K LIMITED PARTNERSHIP

By:	/s/ Peter H. Kamin
Peter H. Kamin Managing Partner

/s/ Peter H. Kamin
PETER H. KAMIN